EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             SECOND QUARTER 1996

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
- --------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1996    1995   Change        1996    1995   Change
                           -----------------------      -----------------------
Net sales                  $1,054  $1,042     1         $2,048  $2,027     1
Net earnings                  101      87    16            201     166    21
Net earnings per
   common share            $ 1.50  $ 1.26    19         $ 2.96  $ 2.39    24
- -------------------------------------------------------------------------------

SALES BY BUSINESS GROUP
Millions of dollars
- ---------------------------------------------------

                Polymers, Resins and Monomers  $499
[PIE CHART]     Performance Chemicals          $232
                Plastics                       $177
                Agricultural Chemicals         $146


SALES BY CUSTOMER LOCATION
Millions of dollars
- ---------------------------------------------------

                                North America  $572
[PIE CHART]                     Europe         $277
                                Asia-Pacific   $140
                                Latin America  $ 65

                            CHAIRMAN'S LETTER

The second quarter of 1996 was a good one for Rohm and Haas. Earnings of $101 million were up 16 percent from the $87 million reported for the second quarter of 1995.

An overall 5 percent gain in unit volume reflected solid growth that began in mid-May and strengthened as the quarter progressed. The Polymers and Resins and Plastics Additives businesses reported the strongest improvement during the period. Agricultural Chemicals also did well.

Revenue was up in three of four geographic regions. The most notable improvement occurred in Latin America, due to improving economies in Mexico and Brazil. Shipley Company saw a dip in sales in June, but sales recovered the following month.

Other factors that helped the company's performance for the quarter included earnings for the Ion Exchange Resins business; selling, administrative and research costs that remained under excellent control; a decline in raw material costs compared with the same quarter of a year ago, and a $.15 per common share boost from a $10 million tax adjustment related to sales outside of the United States.

RohMax began operation on July 2nd. This joint venture combines the Petroleum Chemicals business of Rohm and Haas with a similar business operated by Rohm GmbH. RohMax is projected to have annual sales of approximately $225 million. On July 17th, the United States Court of Appeals for the Third Circuit overturned a 1995 judgment against Rohm and Haas in a case involving the cleanup of a waste site in Myerstown, Pennsylvania. The earlier ruling assigned full responsibility for the cleanup for contamination caused by the original owner. The July 1996 decision returns the case to the lower court so that responsibility for the cleanup can be apportioned more fairly between Rohm and Haas and SmithKline Beecham, the other party involved.

Mr. Jorge Montoya, Executive Vice President of The Procter & Gamble Company and President for Latin America, joined our Board of Directors effective August 1st. In addition, Mr. Carlos Estevez became Vice President and Regional Director for Latin America on August 1st when he succeeded Mr. Enriquez Martinez, who retired from Rohm and Haas at the end of July after 27 years of service.

At its regular meeting in July, the Board of Directors voted to increase the dividend per common share by 10 percent, from $.41 to $.45.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    Chairman                                                August 8, 1996

                    MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 1996 VERSUS
SECOND QUARTER 1995

Second quarter 1996 earnings were $101 million, up 16% from last year's results of $87 million. Earnings per common share of $1.50 rose 19% from $1.26 per common share in 1995. Increasingly strong demand for Polymers and Resins and Plastics Additives products in May and June resulted in 5% volume growth for the quarter. Sales of $1,054 million were 1% above the prior-year period due to higher volume, offset by a 21% weaker Japanese yen, 2% weaker European currencies and 1% lower selling prices. Earnings increased as a result of increased sales, 8% lower raw material prices, tight control of costs and a $10 million ($.15 per common share) retroactive tax credit on sales outside the United States.

Polymers, Resins and Monomers (PRM) earnings were $52 million, up 27% compared to the prior year. Sales grew 4% due to 6% higher volume. Architectural and Industrial Coatings both reported double-digit volume increases. Improving economies in the United States, Mexico and Brazil also contributed to the higher volume, sales and earnings. Other positive impacts on earnings included lower raw material prices and a more profitable product mix.

Performance Chemicals recorded earnings of $23 million, up $1 million from last year's earnings of $22 million. Sales were up 1%, excluding the sale of a small electronic chemicals subsidiary in 1995, due to a higher-priced product mix. Shipley Company sales to the electronics industry slowed in June. Ion Exchange Resins continued the profit growth started in the first quarter, compared to losses in 1995.

Plastics reported earnings of $13 million, down 38% from $21 million reported in the 1995 period. Volume increased 2% due to growth in North America and Europe for additives used in PVC applications. Plastics sales declined 3% because of pressure on selling prices and weaker European currencies. The primary cause of the lower earnings was losses from AtoHaas Europe compared to earnings in 1995 caused by lower volume, falling selling prices and higher raw material costs for acrylic sheet products.

Agricultural Chemicals earnings of $20 million were $1 million more than the second quarter of 1995. Sales of $146 million were 3% higher than 1995, reflecting 9% volume growth and weaker currencies in Europe. The volume gains were due to a significant increase of shipments of Dithane in Europe. A less profitable product mix in North America and higher selling, administrative and research costs to support new product introductions dampened earnings growth.

Corporate expenses of $7 million in 1996 were down $9 million from last year's second quarter, primarily due to a retroactive tax credit on sales outside of the United States.

Net sales were $1,054 million, up 1% from 1995. The second quarter gross profit margin was 34%, up from 33% last year. Volume growth and 8% lower raw material prices offset higher unit manufacturing costs and 1% lower selling prices.

Selling, administrative and research expenses only increased 1%, reflecting excellent cost control. Affiliate losses were $5 million compared to earnings of $4 million in the second quarter of 1995 due to losses from AtoHaas Europe which has seen intense competition in the acrylic sheet business. Other expense, net, was $3 million, compared to income of $3 million in 1995. The prior-year period included a gain on the sale of technology.

The effective tax rate for the quarter was 28% compared to 35% in 1995 due to a $10 million retroactive tax credit on sales outside of the United States.

SIX MONTHS 1996 VERSUS
SIX MONTHS 1995

Earnings for the first six months were $201 million, 21% higher than last year's earnings of $166 million. Earnings per common share were $2.96, up 24% compared with the 1995 period. The 1995 results were reduced by a $17 million after-tax charge for additional potential liability related to the cleanup of the Whitmoyer waste site. Absent this charge, earnings would have increased 10%. Sales increased 1% to $2,048 million due to 1% higher volume and 1% higher selling prices. Earnings were helped by 7% lower raw material prices, higher selling prices and volume growth.

Polymers, Resins and Monomers earnings of $101 million were up 10% from 1995. Sales grew 3%, due to 2% higher volume and increased selling prices. Architectural Coatings reported higher volume in North America and Industrial Coatings had volume gains in all regions. Earnings growth resulted from lower raw material prices, increased volume and higher selling prices, partly offset by an increase in unit manufacturing costs and higher selling, administrative and research costs.

Performance Chemicals reported earnings of $51 million, $9 million higher than last year's earnings. Sales were up 4%, excluding the sale of a small electronic chemicals subsidiary in 1995, and volume increased 2%. Shipley Company's sales were up, but growth was not as strong in June, reflecting the slowdown in the electronics industry. Ion Exchange Resins reported earnings for the first half of the year due to increased volume in all regions and operating costs which were below last year.

Plastics recorded earnings of $27 million, down from $40 million in 1995. Volume and sales declined 4% because of heavy competition and lower selling prices. Plastics

Additives reported flat volume and declining selling prices which resulted in lower sales and earnings. AtoHaas Americas had lower volume and higher manufacturing costs which were only partially offset by lower raw material prices. Losses from AtoHaas Europe contributed significantly to the earnings decline.

Agricultural Chemicals earnings were $40 million, down $1 million from the first half of 1995. Sales were up 3%, due to 4% higher volume and a lower-priced product mix. The volume gain is due to increased shipments of Dithane in Europe and Latin America. The flat earnings reflect higher selling, administrative and research expense to support development and introduction of new products.

Corporate expenses of $18 million were $31 million lower than 1995. The 1995 period included an after-tax charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. Other reasons for lower expense in 1996 included lower interest expense and a $10 million retroactive tax credit on sales outside of the U.S.

The gross profit margin for the first six months was 35%, compared to 34% in the prior period. Margins improved due to 7% lower raw material costs, 1% higher selling prices and a 1% increase in volume. Negative impacts on margins included higher unit production costs and weakening currencies in Europe and Japan.

Selling, administrative and research expenses were up 3%, compared to 1995, to support business growth for Shipley and Agricultural Chemicals. Interest expense of $17 million was $3 million lower than last year because of lower interest rates. Affiliate losses of $8 million reflect a substantial decline from earnings of $5 million reported last year, due to losses from AtoHaas Europe resulting from intense competition. Other expense, net, was $3 million, compared to $36 million last year. The prior year included a $26 million charge for additional potential liability related to the Whitmoyer waste site.

The effective tax rate for the first six months was 32%, down from 35% for the first 6 months of 1995 due to a $10 million retroactive tax credit on sales outside of the United States.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $45 million, up $2 million from the 1995 year-end balance. Accounts receivable were up $169 million during the first six months, reflecting a normal seasonal pattern. In early 1996, the company collected $24 million of insurance recoveries related to environmental remediation cost claims.

The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 45% at the end of June, compared with 36% at year-end 1995. The increase in the debt-to-equity ratio is due to the company's stock repurchase program. During the first 6 months the company purchased 2.1 million shares of its common stock at a cost of $143 million.

Fixed asset additions during the first half of 1996 totaled $153 million. Spending for the full year is estimated to be in the range of $375 million and includes expenditures for new emulsion facilities in Thailand, Indonesia and Houston, Texas, and capacity expansion for acrylic acid at Houston, Texas.

On July 2, 1996, the company completed the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. RohMax is expected to have annual sales of approximately $225 million.

On July 17, 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgment of the Federal District Court regarding indemnification of SmithKline Beecham for cleanup of contamination at the Whitmoyer waste site. As a result of this ruling, the District Court will determine the equitable apportioning of costs between the two companies for cleanup of contamination that occurred prior to either company's ownership of the site.

On July 22, 1996, the board of directors approved a 10% increase in the quarterly dividend on common shares from 41 cents to 45 cents per share. The board also declared a regular quarterly dividend of $.6875 per preferred share. Both dividends are payable September 1, 1996, to stockholders of record on August 9, 1996.

                  ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
- ------------------------------------------------------------------------------
 SECOND QUARTER 1996 AND 1995
- ------------------------------------------------------------------------------

           Polymers,
          Resins and    Performance                Agricultural
           Monomers      Chemicals      Plastics    Chemicals       Total
         ------------- ------------- ------------- ------------- -------------
         1996    1995  1996    1995  1996    1995  1996    1995    1996   1995
- -------  ------------- ------------- ------------- ------------- -------------
North
America  $334    $320  $ 94    $ 91  $ 95    $ 97  $ 49    $ 50  $  572 $  558
- -------  ------------- ------------- ------------- ------------- -------------
Europe     88      87    69      71    64      66    56      50     277    274
- -------  ------------- ------------- ------------- ------------- -------------
Asia-
Pacific    52      49    62      70    10      13    16      17     140    149
- -------  ------------- ------------- ------------- ------------- -------------
Latin
America    25      24     7       6     8       6    25      25      65     61
- -------  ------------- ------------- ------------- ------------- -------------
Total    $499    $480  $232    $238  $177    $182  $146    $142  $1,054 $1,042
- -------  ------------- ------------- ------------- ------------- -------------



- ------------------------------------------------------------------------------
 FIRST SIX MONTHS 1996 AND 1995
- ------------------------------------------------------------------------------

North
America  $628    $615  $190    $180  $183    $197  $ 87    $ 82  $1,088 $1,074
- -------  ------------- ------------- ------------- ------------- -------------
Europe    175     166   136     131   128     125   116     109     555    531
- -------  ------------- ------------- ------------- ------------- -------------
Asia-
Pacific   100      95   118     132    21      27    46      52     285    306
- -------  ------------- ------------- ------------- ------------- -------------
Latin
America    49      49    12      12    14      12    45      43     120    116
- -------  ------------- ------------- ------------- ------------- -------------
Total    $952    $925  $456    $455  $346    $361  $294    $286  $2,048 $2,027
- -------  ------------- ------------- ------------- ------------- -------------

PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- -----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
- -----------------------------------------------------------------------
Polymers, Resins and Monomers      6            North America      4
Performance Chemicals             (4)           Europe             5
Plastics                           2            Asia-Pacific       5
Agricultural Chemicals             9            Latin America     10
- -----------------------------------------------------------------------
Worldwide                          5            Worldwide          5
- -----------------------------------------------------------------------





CURRENT SIX MONTHS RELATIVE TO YEAR-EARLIER SIX MONTHS
- -----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
- -----------------------------------------------------------------------
Polymers, Resins and Monomers      2            North America     --
Performance Chemicals             (1)           Europe             2
Plastics                          (4)           Asia-Pacific       4
Agricultural Chemicals             4            Latin America      2
- -----------------------------------------------------------------------
Worldwide                          1            Worldwide          1
- -----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
- -------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1996       1995*        1996       1995*
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Polymers, Resins and Monomers         $ 52        $41         $101       $ 92
Performance Chemicals                   23         22           51         42
Plastics                                13         21           27         40
Agricultural Chemicals                  20         19           40         41
Corporate                               (7)       (16)         (18)       (49)
- ---------------------------------------------------------   -------------------
      Total                           $101        $87         $201       $166
- ---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                         $ 60        $55         $113       $107
Europe                                  26         33           63         67
Asia-Pacific                            13         10           28         31
Latin America                            9          5           15         10
Corporate                               (7)       (16)         (18)       (49)
- ---------------------------------------------------------   -------------------
      Total                           $101        $87         $201       $166
- ---------------------------------------------------------   -------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and the operations of certain developing businesses.

*Corporate governance costs, previously allocated to the businesses and regions, are reported in Corporate in 1996. Additionally, the operations of certain developing businesses, previously reported in Performance Chemicals and North America, are now reported in Corporate. Prior periods have been restated to conform with current year presentation.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- ----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                           SECOND            FIRST
GROSS PROFIT                               QUARTER         SIX MONTHS
                                         ------------    --------------
Selling prices                             $(.06)            $ .12
Physical volume and product mix              .25               .29
Raw material costs                           .19               .37
Other manufacturing costs                   (.10)             (.48)
Currency effect on gross profit             (.07)             (.03)
- -----------------------------------------------------    ---------------
     Increase in gross profit                .21               .27
- -----------------------------------------------------    ---------------
OTHER CAUSES
Selling, administrative and
   research expenses*                       (.02)             (.11)
Share of affiliate losses                   (.13)             (.19)
Certain waste disposal site cleanup costs     --               .25
Retroactive tax credit on sales outside
   of the U.S.                               .15               .15
Reduction in outstanding shares of
   common stock                              .04               .05
Other                                       (.01)             (.15)
- -----------------------------------------------------    ---------------
     Increase from other causes              .03               .30
- -----------------------------------------------------    ---------------
Increase in per-share earnings             $ .24             $ .57
- -----------------------------------------------------    ---------------

*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
- -------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1996        1995          1996       1995
                                -----------------------------------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $ 1,054     $ 1,042        $ 2,048   $ 2,027
Cost of goods sold                    691         701          1,322     1,329
- --------------------------------------------------------   --------------------
Gross profit                          363         341            726       698

Selling and administrative
   expense                            157         156            310       301
Research and development
   expense                             48          47             94        92
Interest expense                       10          11             17        20
Share of affiliate net
   earnings (losses)                   (5)          4             (8)        5
Other expense (income), net             3          (3)             3        36
- --------------------------------------------------------   --------------------
Earnings before income taxes          140         134            294       254
Income taxes                           39          47             93        88
- --------------------------------------------------------   --------------------
NET EARNINGS                      $   101     $    87        $   201   $   166
Less preferred stock dividends          2           2              4         4
- --------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $    99     $    85        $   197   $   162
- --------------------------------------------------------   --------------------

PER COMMON SHARE:
Net earnings                      $  1.50     $  1.26        $  2.96   $  2.39
Common dividends                  $   .41     $   .37        $   .82   $   .74

Average number of common shares
   outstanding (000's)             65,990      67,613         66,542    67,646
- --------------------------------------------------------   --------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
- ------------------------------------------------------------------------
                                              Six Months Ended June 30,
                                             ---------------------------
                                                 1996           1995
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 201          $ 166
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                 125            119
      Deferred income taxes                         20             19
      Accounts receivable                         (169)          (206)
      Inventories                                   27             13
      Accounts payable                             (33)           (14)
      Income taxes payable                          10              6
      Other working capital changes, net           (36)           (26)
      Other, net                                    35             32
- ------------------------------------------------------------------------
      Net cash provided by operating
         activities                                180            109
- ------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment        (153)          (165)
Proceeds from the sale of facilities and
   investments                                      --             24
- ------------------------------------------------------------------------
      Net cash used by investing activities       (153)          (141)
- ------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury shares                      (144)           (13)
Proceeds from issuance of long-term debt             1             18
Repayments of long-term debt                       (21)           (97)
Net change in short-term borrowings                198             67
Payment of dividends                               (57)           (52)
Other, net                                          (2)            21
- ------------------------------------------------------------------------
      Net cash used by financing activities        (25)           (56)
- ------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             (1)
- ------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH AND
         CASH EQUIVALENTS                        $   2          $ (89)
- ------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
- -----------------------------------------------------------------------------
                                          JUNE 30,    December 31,  June 30,
                                            1996          1995        1995
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   45        $   43      $   38
   Receivables, net                           925           756         885
   Inventories (note d)                       477           504         472
   Prepaid expenses and other assets          116           118         157
- -----------------------------------------------------------------------------
      Total current assets                  1,563         1,421       1,552
- -----------------------------------------------------------------------------
Land, buildings and equipment               4,282         4,158       4,044
Less accumulated depreciation               2,223         2,110       2,054
- -----------------------------------------------------------------------------
      Net land, buildings and equipment     2,059         2,048       1,990
- -----------------------------------------------------------------------------
Other assets                                  438           447         489
- -----------------------------------------------------------------------------
                                           $4,060        $3,916      $4,031
- -----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  288        $   90      $  154
   Accounts payable and accrued
      liabilities                             600           666         661
   Accrued income taxes                        82            72          81
- -----------------------------------------------------------------------------
      Total current liabilities               970           828         896
- -----------------------------------------------------------------------------
Long-term debt                                583           606         640
Other liabilities                             723           701         741

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          132           133         133
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 146           150         151
   Retained earnings                        1,933         1,789       1,720
- -----------------------------------------------------------------------------
                                            2,408         2,269       2,201
   Less: Treasury stock (note f)              477           344         333
   Less: ESOP shares                          147           151         154
   Other equity adjustments                    --             7          40
- -----------------------------------------------------------------------------
      Total stockholders' equity            1,784         1,781       1,754
- -----------------------------------------------------------------------------
                                           $4,060        $3,916      $4,031
- -----------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1995.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $15 million and $30 million for the six months ended June 30, 1996 and 1995, respectively. The charge in the 1995 period included additional accruals in the first quarter related to the Whitmoyer waste site. At June 30, 1996, the reserves for remediation were $161 million and probable insurance recoveries were $48 million.

    On July 17, 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgment of the Federal District Court regarding indemnification of SmithKline Beecham for cleanup of contamination at the Whitmoyer waste site. As a result of this ruling, the District Court will determine the equitable apportioning of costs between the two companies for cleanup of contamination that occurred prior to either company's ownership of the site.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $65 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                                           JUNE 30,   Dec. 31,   June 30,
                                             1996       1995       1995
                                          ---------   --------  ---------
Finished products and work in process        $349       $376       $345

Raw materials and supplies                    128        128        127
                                             ----       ----       ----
Total inventories                            $477       $504       $472
                                             ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    June 30, 1996                  2,644,403
    December 31, 1995              2,656,153
    June 30, 1995                  2,668,855

(F) The number of common treasury shares were:

    June 30, 1996                 13,291,530
    December 31, 1995             11,327,357
    June 30, 1995                 11,134,046


Dithane is a trademark of Rohm and Haas Company.

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                      RESPONSIBLE CARE(R)
                      A PUBLIC COMMITMENT


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                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
- -----------     -----------------------------------------------------------
Cover           A flask with a globe inside and words "Second Quarter 1996"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)